Exhibit (c)

Fairness Opinion of Danielson Capital, LLC

8300 Boone Blvd., Suite 200, Vienna, VA 22182Phone (703)564-9120 Facsimile (703)564-9125

March 2, 2007

Board of Directors
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411

Dear Members of the Board:

This letter sets forth Danielson Capital, LLC’s (“Danielson Capital”) opinion as to the “fairness” of the offer by Comm Bancorp, Inc. (“Comm Bancorp”) of Clark’s Summit, Pennsylvania, to purchase its shares from current shareholders in a procedure commonly referred to as a “modified Dutch Auction” tender offer. The fair market value (“FMV”’) range is defined as the price at which shares of Comm Bancorp’s common stock would change hands between a willing seller and a willing buyer, each having reasonable knowledge of the relevant facts, in a free and open market, either on an exchange or over-the-counter. This fairness opinion does not take into account the sale value of the Bank in which there would be a premium paid for a change in control.

In preparing this opinion, Danielson Capital relied on some public data as well as data supplied to us by Comm Bancorp. Danielson Capital believes all of this information to be reliable, but the accuracy or completeness of such information cannot be guaranteed and was not independently verified by Danielson Capital. In particular, this opinion assumes that there are no significant loan problems beyond what has been stated in the most recent reports filed with regulatory agencies.

In determining the FMV range, we considered Comm Bancorp’s market, financial performance, future prospects, the financial impact of this tender offer, as well as recent trading levels and stock liquidity. We also considered the pricing multiples of comparable banking institutions, pricing premiums paid in other tender offers, a discounted cash flow and terminal value analysis and any other unique characteristics.

Based on these analyses and comparisons, it is our opinion that the FMV range at which to purchase shares of Comm Bancorp’s stock in a “modified Dutch auction” is from $46 to $52 per share. This price range is fair, from a financial point of view, to both those shareholders who receive cash through the tender offer and those who retain their shares.

Respectfully submitted.

David G. Danielson
President
Danielson Capital, LLC